UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of February, 2008.
Comission File Number 001-32535
Bancolombia S.A.
(Translation of registrant’s name into English)
Calle 50 No. 51-66
Medellín, Colombia
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑                    Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(2):
Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐                    No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .

BANCOLOMBIA S.A ANNOUNCES DECISION OF THE TRIBUNAL SUPERIOR
DE BOGOTA ( THE “SUPERIOR COURT”)
Medellín, Colombia, February 26, 2008
Today, the Tribunal Superior de Bogota (the “Superior Court”) annulled the decision of the arbitral tribunal (the “Arbitral Tribunal”) dated march 30, 2006 that had decided a complaint filed by Bancolombia S.A. (“Bancolombia”) against Mr. Jaime Gilinski. The Arbitral Tribunal had originally ordered Mr. Gilinski to pay Ps 63,216,447,152 to Bancolombia. This amount includes accrued interest and adjustments for inflation.
Bancolombia filed the complaint, in the context of the merger between Banco de Colombia S.A. and Bancolombia, to resolve certain claims related to specified contingencies and liabilities Bancolombia believed were payable by Mr. Gilinski, as former owner of Banco de Colombia S.A., and to ensure the effectiveness of the guaranty that was granted, the value of which is now US$30 million.
Although Bancolombia’s attorneys have not been officially notified of the decision by the Superior Court, Bancolombia notes that an annulment of an arbitral award under Colombian laws can be based solely on procedural and not substantive matters. Mr. Giliniski’s actions were therefore not under review by the Superior Court which limited its analysis to procedural matters.
This decision is one of many decisions rendered by various Colombian judicial authorities in the context of the merger between Banco de Colombia S.A. and Bancolombia. Bancolombia and its attorneys will analyze the decision of the Superior Court upon official notification of such decision from the Superior Court. It is important to note that Bancolombia has not recorded any income relating to the award by the Arbitral Tribunal in its financial statements, and accordingly, the annulment of the award granted by the Arbitral Tribunal will not have a negative effect on Bancolombia’s financial condition.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANCOLOMBIA S.A. (Registrant)
Date: February 26, 2008	By:	/s/ JAIME ALBERTO VELÁSQUEZ B.
		Name:	Jaime Alberto Velásquez B.
		Title:	Vice President of Finance